UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

InterXion Holding N.V.

(Name of Issuer)

Ordinary Shares (Nominal Value €0.10)

(Title of Class of Securities)

N47279109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N47279109	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,343,603[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,343,603[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,343,603[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.58%[2]
12	TYPE OF REPORTING PERSON HC

[1]

Represents 6,343,603 ordinary shares held by direct and indirect subsidiaries of ING Groep N.V. in their role as discretionary manager of client portfolios. Of these, 413,086 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. Parcom-IT II B.V., a direct wholly owned subsidiary of ING Groep N.V., may be deemed the beneficial owner of 5,930,517 of the ordinary shares.

ING Groep N.V. disclaims beneficial ownership of these 413,086 ordinary shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

[2]

Based on 66,194,254 ordinary shares, €0.10 nominal value per share, of InterXion Holding, N.V. issued and outstanding as of December 23, 2011, as reported by the Issuer in its Proxy Statement filed with its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on December 23, 2011.

SCHEDULE 13G

CUSIP No. N47279109	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Parcom-IT II B.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,930,517
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,930,517
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,930,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.96%[2]
12	TYPE OF REPORTING PERSON HC

SCHEDULE 13G

CUSIP No. N47279109	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

InterXion Holding N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

Item 2(a).	Name of Person Filing:

ING Groep N.V.

Parcom-IT II B.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Amstelveenseweg 500

1081 KL Amsterdam

P.O. Box 810

1000 AV Amsterdam

The Netherlands

375 Schiphol Boulevard

Schiphol Airport

1118 BJ

Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2

See item 4 on Page 4

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

N47279109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

SCHEDULE 13G

CUSIP No. N47279109	Page 5 of 7 Pages

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.

(a)	ING Groep N.V. may be deemed to be the beneficial owner of 6,343,603 ordinary shares held by direct and indirect subsidiaries of ING Groep N.V. in their role as discretionary manager of client portfolios. Of these, 413,086 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. Parcom-IT II B.V., a direct wholly owned subsidiary of ING Groep N.V., may be deemed the beneficial owner of 5,930,517 of the ordinary shares.

ING Groep N.V. disclaims beneficial ownership of these 413,086 ordinary shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

(b)	ING Groep N.V. may be deemed to be the beneficial owner of 9.58% of the outstanding ordinary shares, and Parcom-IT II B.V. may be deemed to be the beneficial owner of 8.96% of the outstanding ordinary shares. Such percentages are based on 66,194,254 ordinary shares, €0.10 nominal value per share, of InterXion Holding, N.V. issued and outstanding as of December 23, 2011, as reported by the Issuer in its Proxy Statement filed with its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on December 23, 2011.

(c)	Each of ING Groep N.V. and Parcom-IT II B.V. have the shared power to vote and direct the disposition of the 5,930,517 shares of Common Stock held by Parcom-IT II B.V.

Although ING Groep N.V. may be deemed to be beneficial owner of 413,086 ordinary shares held by its indirect and direct wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

SCHEDULE 13G

CUSIP No. N47279109	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. N47279109	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012 (Date)

ING GROEP N.V .

By: /s/ Just Emke Petrelluzzi Bojanic

(Signature)

Just Emke Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

/s/ Sander Valkering

(Signature)

Sander Valkering
Business Manager (Name/Title)

PARCOM-IT II B.V.

By: /s/ Just Emke Petrelluzzi Bojanic

(Signature)

Just Emke Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

/s/ Sander Valkering

(Signature)

Sander Valkering
Business Manager (Name/Title)